

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-mail
Mr. Adam C. Derbyshire
Executive Vice President, Finance & Administration, and
Chief Financial Officer
Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, North Carolina 27615

Re: **Salix Pharmaceuticals, Ltd.**
          Form 10-K for the Fiscal Year Ended December 31, 2012
          Filed March 1, 2013
          File No. 000-23265

Dear Mr. Derbyshire:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Intangible Impairment Charges, page 56

1. Please provide us proposed disclosure to be included in future periodic reports that indicates the remaining intangible asset balance related to the methylnatrexone bromide injection for subcutaneous use for the treatment of OIC in chronic non-cancer pain and explains why, given the communication with the FDA, you determined, if true, that there is still future economic benefit for this asset. We note that, in your Risk Factors section on page 35 of your Form 10-Q for the Period Ended June 30, 2013, you disclose that based on the results of your July 27, 2012 FDA meeting, you believe you might terminate this development program.

Selling, General and Administrative, page 57

2. Please provide us proposed disclosure to be included in future periodic reports that quantifies the different factors e.g. personnel costs, marketing expenses, and legal expenses contributing to the change from the prior year for each period presented.

Notes to Consolidated Financial Statements

Note 8. Convertible Senior Notes
Convertible Senior notes Due 2015, page F-27

3. In connection with the 2015 Notes, you entered into capped call transactions and recorded $44.3 million to additional paid-in capital. Please provide us an analysis with reference to authoritative literature supporting your accounting treatment.

Convertible Senior notes Due 2019, page F-28

4. You entered into a convertible bond hedge and recorded $167 million to additional paid-in capital. Please provide us an analysis with reference to authoritative literature supporting your accounting treatment. In addition, you issued warrants with an exercise price that is subject to adjustment. Please consider any down-round provisions included in the agreement and tell us why, with reference to authoritative literature, that you do not believe the warrants should be recorded as a derivative.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant